UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                              VISTA BANCORP, INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.50 Per Share
                         (Title of Class of Securities)

                                   92830R 103
                                 (CUSIP Number)



     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

     |X|  Rule 13d-1(b)
     |_|  Rule 13d-(c)
     |_|  Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 5 Pages

CUSIP No. 92830R 103
          ----------


--------------------------------------------------------------------------------
   1.  NAME OF REPORTING PERSON(S)
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Hajdu Group Retirement Plan

--------------------------------------------------------------------------------
   2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

       (a)  [X]    (b)  [_]

--------------------------------------------------------------------------------
   3.  SEC USE ONLY


--------------------------------------------------------------------------------
   4.  CITIZENSHIP OR PLACE OF ORGANIZATION

       New Jersey

--------------------------------------------------------------------------------
   NUMBER OF      5.   SOLE VOTING POWER
     SHARES            66,242
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      6.   SHARED VOTING POWER
      EACH             None.
   REPORTING      --------------------------------------------------------------
     PERSON       7.   SOLE DISPOSITIVE POWER
      WITH             66,242
                  --------------------------------------------------------------
                  8.   SHARED DISPOSITIVE POWER
                       None.
--------------------------------------------------------------------------------
   9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       66,242

--------------------------------------------------------------------------------
  10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES



--------------------------------------------------------------------------------
  11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       1.5%

--------------------------------------------------------------------------------
  12.  TYPE OF REPORTING PERSON

       EP

--------------------------------------------------------------------------------


                               Page 2 of 5 Pages

                                  SCHEDULE 13G
                                AMENDMENT NO. 1
                          HAJDU GROUP RETIREMENT PLAN


Item 1.     (a)   Name of Issuer:
                  Vista Bancorp, Inc.
                  --------------------------------------------------------------

            (b)   Address of Issuer's Principal Executive Offices:
                  305 Roseberry Street, P.O. Box 5360,
                  Phillipsburg, New Jersey 08865
                  --------------------------------------------------------------

Item 2.     (a)   Name of Person Filing:
                  Hajdu Group Retirement Plan
                  --------------------------------------------------------------

            (b)   Address of Principal Business Office:
                  710 New Brunswick Avenue, P.O. Box 1131,
                  Alpha, New Jersey 08865-1131
                  --------------------------------------------------------------

            (c)   Citizenship:
                  Not applicable
                  --------------------------------------------------------------

            (d)   Title of Class of Securities:
                  Common Stock, Par Value $0.50 Per Share

                  --------------------------------------------------------------
            (e)   CUSIP Number:
                  92830R 103
                  --------------------------------------------------------------

Item 3. If this statement is filed pursuant to SS. 240.13d-1(b) or 240.13d-2(c), check whether the person filing is a:

            (a)   [ ]   Broker or Dealer  registered under Section  15 of  the
                        Act, (15 U.S.C. 78o)

            (b)   [ ]   Bank as defined in Section 3(a)(6) of the Act,
                        (15 U.S.C. 78c)

            (c)   [ ]   Insurance Company  as defined  in Section  3(a)(19) of
                        the Act (15 U.S.C. 78c)

            (d)   [ ]   Investment Company registered under  Section 8 of  the
                        Investment Company Act of 1940 (15 U.S.C. 80a-8)

            (e)   [ ]   Investment Adviser in accordance with SS. 240.13d-1(b)
                        (1)(ii)(E).

            (f)   [X]   An employee benefit plan or endowment fund in accordance
                        with SS. 240.13d-1(b)(l)(ii)(F).

            (g)   [ ]   A parent holding company or control person in accordance
                        with SS. 240.13d-1(b)(1)(ii)(G).

            (h)   [ ]   A savings association as defined in Section 3(b) of the
                        Federal Deposit Insurance Act (12 U.S.C. 1813).

            (i)   [ ]   A church plan that is excluded from the definition of an
                        investment company under section 3(c)914) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

            (j)   [ ]   Group, in accordance with SS. 240.13d-1(b)(1)(ii)(J).


            If this statement is filed pursuant to SS. 240.13d-19c), check this box |_|.


                               Page 3 of 5 Pages

Item 4.     Ownership


     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a) Amount beneficially owned: 66,242

            (b) Percent of class: 1.5%

            (c) Number of shares as to which such person has:

                (i) Sole power to vote or to direct the vote: 66,242

               (ii) Shared power to vote or to direct the vote: None.

              (iii) Sole power to dispose or to direct the disposition of:
                    66,242

               (iv) Shared power to dispose or to direct the disposition of:
                    None.


Item 5.     Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |X|

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person

            Not applicable.


Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company

            Not applicable.

Item 8.     Identification and Classification of Members of the Group

            The following are members of the group:
            Barry L. Hajdu - Co-Trustee
            Brian W. Hajdu - Co-Trustee

     Each of Barry L. and Brian W. hold beneficially additional shares of the Issuer's common stock, par value $0.50 per share, as individuals.

Item 9.     Notice of Dissolution of Group

            Not applicable.


                               Page 4 of 5 Pages

Item 10.    Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



Date:  May 14, 1998                         /s/ Barry L. Hajdu
                                            -------------------------------
                                            Barry L. Hajdu, Co-Trustee


                               Page 5 of 5 Pages